**GĚNEOS WEALTH MANAGEMENT, INC.**

**REPORT PURSUANT TO RULE 17a-5(d)**

**YEAR ENDED DECEMBER 31, 2022**

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-65357 |

**FACING PAGE**
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2022 AND ENDING 12/31/2022
_____MM/DD/YY_____MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Geneos Wealth Management, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer    ☐ Security-based swap dealer    ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**9055 E. Mineral Circle, Suite 200**
(No. and Street)

| **Centennial** | **CO** | **80112** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| **Ray Olson** | **303-785-8470** | rolson@geneoswealth.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**BF Borgers CPA PC**
(Name – if individual, state last, first, and middle name)

| **5400 W Cedar Ave** | **Lakewood** | **CO** | **80226** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |
| 5/11/2010 | | 5041 | |
| (Date of Registration with PCAOB)(if applicable) | | (PCAOB Registration Number, if applicable) | |

| FOR OFFICIAL USE ONLY |
| --- |
|  |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Ray Olson _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Geneos Wealth Management, Inc. _____, as of December 31 _____, 2022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



HOLLY LEES
Notary Public
State of Colorado
Notary ID # 20164020982
My Commission Expires 12-10-2024

Signature: _____

Title:
CFO _____

Notary Public

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# GĔNEOS WEALTH MANAGEMENT, INC.

## TABLE OF CONTENTS

# Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of Geneos Wealth Management, Inc.

## Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Geneos Wealth Management, Inc. (the "Company") as of December 31, 2022, the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

## Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

## Supplemental Information
The information contained in "Supplemental Schedule" has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, supplementary schedule is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

B F Bowm CPA PC

Certified Public Accountants
We have served as the Company's auditor since 2015.
Lakewood, CO
February21,2023

# GĚNEOS WEALTH MANAGEMENT, INC.

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2022

| ASSETS | | 2022 |
|---|---|---|
| Cash and cash equivalents | $ | 3,170,337 |
| Deposits with clearing brokers | | 217,174 |
| Receivables: | | |
| Commissions | | 3,164,643 |
| Accounts receivable | | 156,451 |
| Related party (Note 3) | | 209,798 |
| Clearing brokers | | 21,543 |
| Furniture, and equipment at cost, net of accumulated depreciation of $297,160 | | 49,950 |
| Right to Use Assets from operating leases( Note ) | | 373,311 |
| Deferred tax asset (Note 4) | | 80,804 |
| Other assets | | 1,614,480 |
| | $ | 9,058,492 |

## LIABILITIES AND SHAREHOLDER'S EQUITY

**LIABILITIES:**

| | | |
|---|---|---|
| Commissions payable | $ | 2,987,485 |
| Income taxes payable | | 190,359 |
| Accounts payable and accrued expenses | | 412,353 |
| Accrued salaries and benefits | | 1,071,393 |
| Operating Lease Liabilities | | 415,900 |
| *Total liabilities* | | 5,077,490 |

**COMMITMENTS AND CONTINGENCIES** (Notes 3 and 7)

**SHAREHOLDER'S EQUITY** (Notes 1, 2 and 6):

| | |
|---|---|
| Common stock, Class A, voting, $0.0001 par value; authorized 20,000,000 shares; 1,000 shares issued and outstanding | 1 |
| Additional paid-in capital | 1,585,257 |
| Retained Earnings | 2,395,744 |
| *Total shareholder's equity* | 3,981,002 |
| $ | 9,058,492 |

The accompanying notes are an integral part of this statement.

NOTE 1 -    ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

## *Organization*

Gěneos Wealth Management, Inc. (the "Company") was formed on April 12, 2002 and operates as a nationwide securities broker-dealer and investment advisor. On June 1, 2007, the board of directors approved the plan for recapitalizing the Company. All common stock and stock options that were issued by the Company were transferred to GWM Holdings, Inc. (the "Parent"). In return the Parent was issued 1,000 common shares in the Company at a par value of $.0001 per share. The recapitalization resulted in GWM Holdings, Inc. owning 100% of the outstanding shares of Gěneos Wealth Management, Inc. In addition, all previous shareholders of the Company became the shareholders of the Parent in the same proportion as their previous ownership in the Company. The Company earns revenues from asset management advisory fees and the sale of securities, mutual funds, fixed and variable life insurance policies, and fixed and variable annuities.

## *Clearing Agreement*

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreements with its clearing brokers provide that as a clearing broker, the firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

## *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## *Cash Equivalents*

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

*NOTE 1 -*     *ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*
*(continued)*

### *Revenue Recognition*

Securities transactions and commission revenue and expenses are recorded on a trade date basis. Interest and dividend income are recognized in the period earned. Accounts receivable are carried at their estimated collectible amounts, and losses are determined on the basis of experience with the customer and current economic conditions. At December 31, 2022, management believes all receivables to be fully collectible.

### *Depreciation and Amortization*

The Company provides for depreciation and amortization of furniture, equipment, and software on a straight-line method based on the estimated useful lives of the assets ranging from three to seven years.

### *Income Taxes*

The Company accounts for income taxes in accordance with Accounting Standards Codification - 740 *Accounting for Income Taxes,* ("ASC 740"), and related Interpretations. Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2010. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2022.

### *Stock Option Plan*

The Company has a stock-based employee compensation plan, which is described in more detail in Note 6. The Company accounts for this plan under the recognition and measurement principles of Accounting Standards Codification - 718, *Accounting for Stock-Based Compensation,* ("ASC 718") and related Interpretations.

6

**NOTE 1 -**    *ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)*

**_Stock Option Plan_** *(concluded)*

During the year ended December 31, 2022, no stock-based compensation is reflected in the statement of operations. The options granted under this plan had an exercise price less or equal to the fair value of the underlying common stock on the grant date.

The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate range between 0.83% and 2.59%; no dividend yield; volatility range between 0.98% and 3.35%; weighted-average fair value of the underlying stock of ranging between $0.10 and $2.00, and an expected life of five years.

**NOTE 2 -**    *NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS*

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2022, the Company had net capital and net capital requirements of $1,696,844 and $313,827, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 2.77 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

**NOTE 3 -**    *COMMITMENTS AND RELATED PARTY TRANSACTIONS*

**_Operating Leases and Related Party Transactions_**

The Company has entered into a long-term non-cancelable operating lease for office space beginning December 20, 2013 and ending December 19, 2023, and a non-cancelable operating lease with an unaffiliated entity for equipment expiring through 2018. Future minimum lease payments at December 31, 2022, are as follows:

| Year | Amount |
|------|--------|
| 2023 | 406,952 |
| Total | $ **406,952** |

**NOTE 3 -** **COMMITMENTS AND RELATED PARTY TRANSACTIONS** *(concluded)*

Rent expense for the year ended December 31, 2022 was approximately $364,364.

The Company paid Gentech LLC, an affiliated company which was also owned by the same parent company, GWM Holdings, Inc. $660,000 through June 2022 for software licensing and data hosting. Gentech LLC was sold to Softek Inc. on July 1, 2022. The company paid Softek $706,460 for the same software licensing and data hosting for July through December of 2022.

**NOTE 4 -** **INCOME TAXES**

In the filing of the Company's December 31, 2022, income tax returns the Company has taxable income of approximately $453,957. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Most of the difference relates to the treatment of the stock option compensation as mentioned in Note 6.

Significant components of the Company's deferred tax liabilities and assets as of December 31, 2022, are as follows:

Deferred tax asset:

| | |
|---|---|
| Other temporary differences | 313,597 |
| Valuation allowance | (232,793) |
| Total deferred tax asset | $ **80,804** |

**NOTE 5 -** **DEFERRED COMPENSATION PLAN, PROFIT-SHARING PLAN AND FAIR VALUE MEASUREMENTS**

The Company adopted a profit-sharing plan ("PSP") covering substantially all employees. The Company also adopted an executive bonus plan ("EBP") covering management personnel. The Company's contributions to the plans are determined annually by the Board of Directors. For the year ended December 31, 2022, the Company contributed approximately $235,000 to the PSP and approximately $4,000,000 to the EBP.

## NOTES TO FINANCIAL STATEMENTS

*NOTE 6 -* *STOCK OPTION PLAN*

The Company has elected to follow ASC 718, and related interpretations in accounting for its employee stock options. Under ASC 718, compensation expense for the fair value of options granted to employees is being recognized over the vesting period of the options.

The total authorized number of options is 9,800,000. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate range of 0.83% and 2.59%; no dividend yield; volatility range between 0.98% and 3.35%; weighted average fair value of options ranging from $0.10 to $2.00; and an expected life of the option of five years with an actual life of ten years.

A summary of the Company's employee stock option activity and related information is as follows for the year ended December 31, 2022:

| | Options | Price per share Exercise Range | | Weighted-average Fair Value Per Share |
|---|---|---|---|---|
| Outstanding, December 31, 2021 | 958,178 | $2.00 | $ | 0.26 |
| Granted | - | - | | - |
| Exercised | (9,616) | 2.00 | | 0.10 |
| Forfeited | (219,317) | 2.00 | | 0.09 |
| Outstanding, December 31, 2022 | 729,245 | $ 2.00 | $ | 0.29 |

The following table represents summarized information about options outstanding at December 31, 2022.

| | | Outstanding Options | | Exercisable options | |
|---|---|---|---|---|---|
| Exercise Price | Shares | Remaining Contractual Life | Weighted Average Price | Shares | Weighted Average Fair Value |
| $2.00 | 729,245 | 0.63 | $ 2.00 | 729,245 | $ 0.29 |

*NOTE 7 -* *FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES*

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

## NOTES TO FINANCIAL STATEMENTS

In addition, the Company bears the risk of financial failure by its clearing brokers. If the clearing brokers should cease doing business, the Company's receivable and deposit from these clearing brokers could be subject to forfeiture.

The Company's financial instruments, including cash and cash equivalents, deposits with clearing brokers, receivables, other assets, payables and other liabilities, are carried at amounts that approximate fair value, due to the short-term nature of the instruments.

The Company also maintains its cash balances in several financial institutions, which at times may exceed federally insured limits. As of December 31, 2022, the Company held cash of $640,584 more than the federally insured limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company is involved in various litigation and disputes arising in the normal course of business. In certain of these matters, large and/or indeterminate amounts are sought. Management, after review and discussion with legal counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in these matters, but it is not feasible to predict or determine the final outcomes at the present time.

## *NOTE 8 -    SUBSEQUENT EVENTS*

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments